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                                                                    EXHIBIT 99.2

                               PREMIA CORPORATION

                     INCENTIVE STOCK OPTION LETTER AGREEMENT

TO:                                              Date of Grant: February 1, 2000

We are pleased to inform you that you have been selected by the Plan Administrator of Premia Corporation's (the "Company") 1998 Stock Option Plan (the "Plan") to receive an incentive stock option for the purchase of 1,000 shares of the Company's Common Stock at an exercise price of $ 2.75 per share. The Plan is incorporated into this Agreement by reference.

The terms of this option are as set forth in the Plan and in this Agreement. This Agreement is subject to and in accordance with the express terms and conditions of the Plan and is in all respects limited by and subject to the express terms and provisions of the Plan. Capitalized terms used without definition have the meanings ascribed to them in the Plan. The most important of the terms set forth in the Plan are summarized as follows:

TERM: The term of this option is ten years from date of grant, unless sooner terminated.

VESTING: This option shall vest based on your hire date and the following schedule:



DATE ON AND AFTER WHICH OPTION IS               PORTION OF TOTAL OPTION WHICH IS
         EXERCISABLE                                       EXERCISABLE
---------------------------------               --------------------------------
After 1 year of employment                                     25%

After 1 year  and 1 month of employment                    2% per month
and for each complete month thereafter


Each option will become exercisable, up to the portion of the Option vested, upon the earlier to occur of (i) ten (10) years from the Grant Date, (ii) upon the closing of an underwritten initial public offering with an aggregate price to the public in excess of $10 million ("IPO"), or (iii) immediately prior to the specified effective date of a Corporate Transaction such as the sale of the Company or its stock to a third party. An Option may be exercised from time to time by written notice to the Company, in accordance with procedures established by the Plan Administrator, setting forth the number of shares with respect to which the Option is being exercised and accompanied by payment in full. The Plan Administrator may determine at any time that an Option may not be exercised as to less than 100 shares at any one time (or the lesser number of remaining shares covered by the Option).

ISO QUALIFICATION: To the extent that the aggregate fair market value of the shares with respect to which this option is exercisable for the first time by you during any calendar year (under this option and all other incentive stock options you hold) exceeds $100,000, the excess portion will be treated as a nonqualified stock option, unless the Internal Revenue Service changes the rules and regulations governing the $100,000 limit for incentive stock options.



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TERMINATION: Unless otherwise determined at any time by the Plan Administrator, this option will terminate immediately upon termination for cause, as defined in the Plan, or one year after termination of service as a result of retirement, early retirement at the Company's request, disability, or death or three months after all other terminations, but in each case not later than the remaining term of this option. This option must be exercised within three months after termination of employment for reasons other than death or disability and one year after termination of employment due to disability to qualify for the beneficial tax treatment afforded to incentive stock options.

EXERCISE: During your lifetime only you can exercise this option. The Plan also provides for exercise of this option by the personal representative of your estate or the beneficiary thereof following your death. You may use the Notice of Exercise of Incentive Stock Option in the form attached to this Agreement when you exercise this option.

The Plan Administrator may, in its sole discretion at the time of exercise, determine that the exercise of this option is subject to your execution of an agreement, in the form in use at the time of exercise, whereby under certain circumstances, you grant to the Company a right of first offer to purchase the shares acquired by you upon exercise of this option.

PAYMENT FOR SHARES: Unless the Plan Administrator at any time determines otherwise, this option may be exercised by the delivery of a Notice of Exercise of Stock Option in the form attached together with a check in the aggregate exercise price of the shares.

WITHHOLDING TAXES: As a condition to the exercise of any portion of this option which is treated as a nonqualified stock option, you shall make such arrangements as the Company may require for the satisfaction of any federal, state or local withholding tax obligations that may arise in connection with such exercise. The Company shall have the right to retain without notice sufficient shares of stock to satisfy the withholding obligation. Unless the Plan Administrator determines otherwise, you may satisfy the withholding obligation by electing to have the Company or related corporation withhold from the shares to be issued upon exercise that number of shares having a fair market value equal to the amount required to be withheld.

TRANSFER OF OPTION: This option is not transferable except by will or by the applicable laws of descent and distribution.

HOLDING PERIODS:

        A. SECURITIES EXCHANGE ACT SECTION 16

If an individual subject to Section 16 of the Exchange Act sells shares of Common Stock obtained upon the exercise of a stock option within six months after the date this option was granted, such sale may result in short-swing profit recovery under Section 16(b) of the Exchange Act.

        B. TAXATION OF STOCK OPTIONS

In order to obtain certain tax benefits afforded to incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, you must hold the shares issued upon the exercise of an incentive stock option for two years after the date of grant of this option and one year from the date of exercise. You may be subject to the alternative minimum tax at the time of exercise.

You should obtain tax advice when exercising any option and prior to the disposition of the shares issued upon the exercise of any option.



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REGISTRATION: YOUR PARTICULAR ATTENTION IS DIRECTED TO SECTION 15.3 OF THE PLAN,
WHICH DESCRIBES CERTAIN IMPORTANT CONDITIONS RELATING TO FEDERAL AND STATE SECURITIES LAWS THAT MUST BE SATISFIED BEFORE THIS OPTION CAN BE EXERCISED AND BEFORE THE COMPANY CAN ISSUE ANY SHARES TO YOU. THE COMPANY HAS NO OBLIGATION TO REGISTER THE SHARES THAT WOULD BE ISSUED UPON THE EXERCISE OF YOUR OPTION, AND
IF IT NEVER REGISTERS THE SHARES, YOU WILL NOT BE ABLE TO EXERCISE THIS OPTION UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. AT THE PRESENT TIME, EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS ARE VERY LIMITED AND MIGHT BE UNAVAILABLE TO YOU PRIOR TO THE EXPIRATION OF THIS OPTION. CONSEQUENTLY, YOU MIGHT HAVE NO OPPORTUNITY TO EXERCISE THIS OPTION AND TO RECEIVE SHARES UPON SUCH EXERCISE.

Please execute the Acceptance and Acknowledgment set forth below on the enclosed copy of this Agreement and return it to the undersigned.





                                       Very truly yours,

                                       PREMIA CORPORATION

                                       By:
                                          ------------------------------------
                                          President


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